EMPLOYMENT AGREEMENT

         THIS EMPLOYMENT AGREEMENT entered into as of this 1st day of June 1996, between U. S. Diagnostic Labs Inc. (the "Company"), and Michael D. Karsch (the "Executive").

         WHEREAS, the Company desires to employ Executive and to ensure the continued availability to the Company of the Executive's services, and the Executive is willing to accept such employment and render such services, all upon and subject to the terms and conditions contained in this Agreement;

         NOW, THEREFORE, in consideration of the premises and the mutual covenants set forth in this Agreement, and intending to be legally bound, the Company and the Executive agree as follows:

           1.     TERM OF EMPLOYMENT.
           (a) TERM. The Company hereby employs the Executive, and the Executive hereby accepts employment with the Company, for a period commencing on the date of this Agreement and ending June 30, 2001, provided that Executive may postpone the commencement of the term to July 1, 1996 (the "Term").

           (b) CONTINUING EFFECT. Notwithstanding any termination of this Agreement at the end of the Term or otherwise, the provisions of Sections 6 and 7 shall remain in full force and effect and the provisions of Sections 6(a), 6(c) and 7 shall be binding upon the legal representatives, successors and assigns of the Executive, except as otherwise provided in this Agreement.

           2.     DUTIES.
           (a) GENERAL DUTIES. The Executive shall serve as Executive Vice President, General Counsel and Secretary of the Company with duties and responsibilities that are customary for such executives. The Executive will use his best efforts to perform his duties and discharge his responsibilities pursuant to this Agreement competently, carefully and faithfully.

           (b) DEVOTION OF TIME. The Executive will devote substantially full time during normal business hours (exclusive of periods of sickness and disability and of such normal holiday and vacation periods as have been established by the Company) to the affairs of the Company. It is expressly understood that the Executive will not enter the employ of any other persons, business or organization without the prior consent of the chairman of the board of directors of the Company; provided, that the Executive shall be permitted to devote a limited amount of his time, without compensation, to charitable or similar organizations.

           (c) MEDICAL OPPORTUNITIES. Executive agrees to present to the Company all potential opportunities for acquisitions, joint ventures and similar transactions in the medical or healthcare field. Executive may pursue such opportunities if declined the Company.

           3.     COMPENSATION AND EXPENSES.
           (a) SALARY. For the services of the Executive to be rendered under this Agreement, the Company shall pay the Executive an annual base salary of $200,000 during the first year of the Term, which thereafter shall be increased at least annually and such additional amounts as set by the discretion of the Board of Directors. Provided, however, in no event shall the Executive's annual base salary for the second year be less than 105% of the first year base salary ($210,000) nor shall the annual base salary for the remaining years of the Term be less than 105% of the previous year's minimum base salary. The annual base salary under this Section 3(a) will be reduced, however, to the extent that the Executive elects to defer any portion thereof under the terms of any deferred compensation or savings plan maintained by the Company. The Company will pay the Executive his annual salary in equal installments no less frequently than bimonthly in accordance with the Company's policies.

           (b) BONUS. The Executive shall be paid an annual bonus of $50,000 for 1996 and for each calendar year thereafter will receive a bonus in an amount equal to the bonus paid to the Chief Executive Officer of the Company. Such bonus will be paid within 60 days of the end of each fiscal year.

           (c) STOCK OPTIONS. Employee shall be granted 100,000 options under the Company's 1995 Long Term Incentive Plan ("Plan") at an exercise price equal to the average stock price for April 1996, as Executive was first extended a formal offer by the Company in early April 1996. Such options will vest 50,000 in each year, provided that for the first 50,000 to vest the last sale price for the Company's Common Stock must be at least $10.00 for one day and the last sale price must be at least $15.00 for one day for the second 50,000 to vest. Executive shall also be entitled to discretionary grants of options under the Plan. The Executive shall also be granted 25,000 shares of restricted stock under the plan at no additional cost, which shall vest over two years. In addition, the 50,000 warrants granted to Executive in October 1995 shall be ratified by the Board. All options and shares granted to Executive shall vest if Executive is terminated without cause or upon a change in control of the Company.

           (d) EXPENSES. In addition to any compensation received pursuant to
Section 3(a) and (b), the Company will reimburse or advance funds to the Executive for all reasonable travel, entertainment and miscellaneous expenses incurred in connection with the performance of his duties under this Agreement, provided that the Executive properly accounts for such expenses to the Company in accordance with the Company's practices. Such reimbursement or advances will be made in accordance with policies and procedures of the Company in effect from time to time relating to reimbursement of or advances to executive officers.

           (e) MOVING EXPENSES. The Company has requested that Executive and his family relocate to the West Palm Beach, Florida area by September 1, 1996 and the Company will reimburse Executive for all out-of-pocket costs, including but not limited to: the packing and shipment of household goods and vehicle (or cancellation of the lease on such vehicle) to West Palm Beach , the subsequent closing costs of a new home and other temporary travel costs. Such reimbursed expenses will be "grossed up" to offset any additional federal tax liability as a result of the Company's reimbursement of expenses. In addition, if Executive is able to sell his New York apartment, the Company will reimburse Executive for the difference between the sales price of his existing apartment and the outstanding mortgage amount (approximately $172,000 at June 1, 1996). If unable to sell the apartment, the Company shall either (i) arrange for a relocation service to purchase the apartment from Executive and pay Executive or such service the difference between the purchase price and the mortgage amount, (ii) purchase such apartment for the mortgage amount or (iii) shall reimburse Executive for the difference between his carrying cost and the rent he receives on the apartment.

         (f) LOAN. In order that Executive may purchase a house in the West Palm Beach area, the Company shall loan Executive up to $100,000 for the down payment. At the Company's option, the loan may be secured either by a second mortgage on the house or a pledge of the restricted stock granted pursuant to Section 3(c) above. The Executive shall repay $20,000 of such loan from his 1996 bonus and shall repay the remaining balance by December 31, 1997.

           4.     BENEFITS.
           (a) VACATION. For each 12-month period during the Term, the Executive will be entitled to four (4) weeks of vacation without loss of compensation or other benefits to which he is entitled under this Agreement, to be taken at such times as the Executive may select and the affairs of the Company may permit.

           (b) EMPLOYEE BENEFIT PROGRAMS. During the Term, the Executive will be entitled to participate in any pension, insurance or other employee benefit plan that is maintained at that time by the Company for its executive officers, including programs of life and medical insurance and reimbursement of membership fees in civic, social and professional organizations.

           (c) AUTOMOBILE. The Company shall provide the Executive with a non-accountable automobile allowance of $1,000 per month which includes all costs associated with the use of an automobile including, without limitation, lease or loan payments, fuel, maintenance and insurance.

           5.     TERMINATION.
           (a) TERMINATION FOR CAUSE. The Company may terminate the Executive's employment pursuant to the terms of this Agreement at any time for cause by giving written notice of termination. Such termination will become effective upon the giving of such notice, except that termination based upon clause (iii) below shall not become effective unless the Executive shall fail to correct such breach within three months of receipt of written notice. At the conclusion of such three month period, this alleged breach shall be deemed to have been cured unless written notice to the contrary is given. Upon any such termination for cause, the Executive shall have no right to compensation, bonus or reimbursement under Section 3, or to participate in any employee benefit programs under
Section 4 for any period subsequent to the effective date of termination. "Cause" shall mean: (i) the Executive is convicted of a felony which is related to the Executive's employment or the business of the Company; (ii) the Executive, in carrying out his duties hereunder, has been found in a civil action to have committed gross negligence, willful gross misconduct resulting, misappropriated Company funds or otherwise defrauded the Company, in any case, in material harm to the Company; and (iii) the Executive materially breaches any provision of Sections 2, 6 or 7.

           (b) DEATH OR DISABILITY. Except for the Company's obligations contained in this Section 5, this Agreement and the obligations of the Company hereunder will terminate upon the death or disability of the Executive. For purposes of this Section 5(b), "disability" shall mean that for a period of six months in any 12-month period the Executive is incapable of substantially fulfilling the duties set forth in Section 2 because of physical, mental or emotional incapacity resulting from injury, sickness or disease.

           Upon termination by death or disability, the Company will pay the Executive or his legal representative, as the case may be: (i) his annual salary at such time through the date of such termination of employment and (ii) the Executive's pro-rata bonus due under Section 3(b) of this Agreement. Such sums shall be paid upon the same terms and conditions as if this Agreement were in fully force and effect.

           (c) SPECIAL TERMINATION. In the event that (i) the Executive, with or without change in title or formal corporate action, shall no longer exercise all of the duties and responsibilities and shall no longer possess substantially all the authority set forth in Section 2; or (ii) the Company materially breaches this Agreement or the performance of its duties and obligations hereunder; or
(iii) any entity or person not now an executive officer of the Company becomes either individually or as part of a group the beneficial owner of 40% or more of the Company's common stock, or (iv) the merger, consolidation, reorganization or liquidation of the Company (a "Change in Control"), the Executive, by written notice to the Company, may elect to deem the Executive's employment hereunder to have been terminated by the Company without cause, in which event the Executive shall receive lump sum compensation equal to 2.9 times his annual salary and incentive or bonus payments, if any, as shall have been paid to the Executive during the Company's most recent fiscal year, provided that if the Change in Control occurs prior to December 31, 1997, Executive's total compensation shall be deemed to be $250,000 per year for purposes of this Section. If the total amount of the compensation under this paragraph were to exceed three (3) times the Executive's base amount (the average annual taxable compensation of the Executive for the five (5) years preceding the year in which the Change of Control occurs) the Company and the Executive may agree to reduce the lump sum compensation to be received by Executive in order to avoid the imposition of the "golden parachute" tax. Alternatively, in such event, the Executive, by written notice to the Company, may elect to refuse all further obligations of the Company under Section 3 and Section 4 and to release the Company with respect thereto, in which event the Company shall release the Executive from the provisions of Section 6.

           6.      NONCOMPETITION AGREEMENT.
           (a) COMPETITION WITH THE COMPANY. Except as provided for in Sections 2(b) and 6(b) hereof, until termination of his employment and for a period of 12 months commencing on the date of termination, the Executive, directly or indirectly, in association with or as a stockholder, director, officer, consultant, employee, partner, joint venturer, member or otherwise of or through any person, firm, corporation, partnership, association or other entity, will not compete with the Company or any of its affiliates in the offer, sale or marketing of radiology products or services, including radiology practice management services, that are competitive with the products or services offered by the Company as of the date of this Agreement, or any other business engaged in by the Company after the date of this Agreement in which Executive is actively involved on behalf of the Company, within any metropolitan area in the United States or elsewhere in which the Company is then engaged in the offer and sale of competitive products or services except as provided in (b) below. Additionally, the foregoing shall not prevent Executive from accepting employment with an enterprise engaged in two or more lines of business, one of which is the same or similar to the Company's business (the "Prohibited Business") if Executive's employment is totally unrelated to the Prohibited Business; provided, further, the foregoing shall not prohibit Executive from owning up to 5% of the securities of any publicly-traded enterprise provided Executive is not an employee, director, officer, consultant to such enterprise or otherwise reimbursed for services rendered to such enterprise.

           (b) SOLICITATION OF CUSTOMERS. During the periods in which the provisions of Section 6(a) shall be in effect, the Executive, directly or indirectly, will not seek Prohibited Business from any Customer (as defined below) on behalf of any enterprise or business other than the Company, refer Prohibited Business from any Customer to any enterprise or business other than the Company or receive commissions based on sales or otherwise relating to the Prohibited Business from any Customer, or any enterprise or business other than the Company. For purposes of this Section 6(b), the term "Customer" means any person, firm, corporation, partnership, association or other entity to which the Company or any of its affiliates sold or provided goods or services during the 12-month period prior to the time at which any determination is required to be made as to whether any such person, firm, corporation, partnership, association or other entity is a Customer.

          (c) NO PAYMENT. The Executive acknowledges and agrees that no separate or additional payment will be required to be made to him in consideration of his undertakings in this Section 6.

           (d) RELEASE. The provisions of this Section 6 shall not apply if this Agreement is terminated by the Company without cause or by Executive upon a material breach by the Company.

           7. NONDISCLOSURE OF CONFIDENTIAL INFORMATION. The Executive acknowledges that during his employment he will learn and will have access to confidential information regarding the Company and its affiliates, including without limitation (i) confidential or secret plans, programs, documents, agreements or other material relating to the business, services or activities of the Company and its affiliates and (ii) trade secrets, market reports, customer investigations, customer lists and other similar information that is proprietary information of the Company or its affiliates (collectively referred to as "Confidential Information"). All records, files, materials and Confidential Information excluding personal items, obtained by the Executive in the course of his employment with the Company are confidential and proprietary and shall remain the exclusive property of the Company or its affiliates, as the case may be. The Executive will not, except in connection with and as required by his performance of his duties under this Agreement, for any reason use for his own benefit or the benefit of any person or entity with which he may be associated or disclose any such Confidential Information to any person, firm, corporation, association or other entity for any reason or purpose whatsoever without the prior written consent of the board of directors of the Company, unless such Confidential Information previously shall have become public knowledge through no action by or omission of the Executive.

           8. ASSIGNABILITY. The rights and obligations of the Company under this Agreement shall inure to the benefit of and be binding upon the successors or assigns of the Company, provided that such successor or assign shall acquire all or substantially all of the assets and business of the Company. The Executive's obligations hereunder may not be assigned or alienated and any attempt to do so by the Executive will be void.

           9.     SEVERABILITY.
           (a) The Executive expressly agrees that the character, duration and geographical scope of the provisions set forth in this Agreement are reasonable in light of the circumstances as they exist on the date hereof. Should a decision, however, be made at a later date by an arbitration proceeding that the character, duration or geographical scope of such provisions is unreasonable, then it is the intention and the agreement of the Executive and the Company that this Agreement shall be construed by the tribunal in such a manner as to impose only those restrictions on the Executive's conduct that are reasonable in the light of the circumstances and as are necessary to assure to the Company the benefits of this Agreement. If in an arbitration proceeding, a tribunal shall refuse to enforce all of the separate covenants deemed included herein because taken together they are more extensive than necessary to assure to the Company the intended benefits of this Agreement, it is expressly understood and agreed by the parties hereto that the provisions of this Agreement that, if eliminated, would permit the remaining separate provisions to be enforced in such proceeding shall be deemed eliminated, for the purposes of such proceeding, from this Agreement.

           (b) If any provision of this Agreement otherwise is deemed to be invalid or unenforceable or is prohibited by the laws of the state or jurisdiction where it is to be performed, this Agreement shall be considered divisible as to such provision and such provision shall be inoperative in such state or jurisdiction and shall not be part of the consideration moving from either of the parties to the other. The remaining provisions of this Agreement shall be valid and binding and of like effect as though such provision were not included .

           10. NOTICES AND ADDRESSES. All notices, offers, acceptance and any other acts under this Agreement (except payment) shall be in writing, and shall be sufficiently given if delivered to the addressees in person, by Federal Express or similar receipted delivery, by facsimile delivery or, if mailed, postage prepaid, by certified mail, return receipt requested, as follows:

           To the Company:    U.S.  Diagnostic Labs Inc.
                              777 S. Flagler Drive
                              West Palm Beach, Florida  33401
                              Att: Jeffrey A. Goffman

           To the Executive:  Michael D. Karsch
                              c/o U.S.  Diagnostic Labs Inc.
                              777 S. Flagler Drive
                              West Palm Beach, Florida  33401

or to such other address as either of them, by notice to the other may designate from time to time. The transmission confirmation receipt from the sender's facsimile machine shall be conclusive evidence of successful facsimile delivery. Time shall be counted to, or from, as the case may be, the delivery in person or by mailing.

           11. COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. The execution of this Agreement may be by actual or facsimile signature.

           12. ARBITRATION. Any controversy, dispute or claim arising out of or relating to this Agreement, or its interpretation, application, implementation, breach or enforcement which the parties are unable to resolve by mutual agreement, shall be settled by submission by either party of the controversy, claim or dispute to binding arbitration in West Palm Beach, Florida (unless the parties agree in writing to a different location), before a single arbitrator in accordance with the rules of the American Arbitration Association then in effect. In any such arbitration proceeding the parties agree to provide all discovery deemed necessary by the arbitrator. The decision and award made by the arbitrator shall be final, binding and conclusive on all parties hereto for all purposes, and judgment may be entered thereon in any court having jurisdiction thereof.

           13. ATTORNEY'S FEES. In the event that there is any controversy or claim arising out of or relating to this Agreement, or to the interpretation, breach or enforcement thereof, and any action or proceeding including that in arbitration as provided for in Section 12 of this Agreement, is commenced to enforce the provisions of this Agreement, the prevailing party shall be entitled to an award by the court or arbitrator, as appropriate, of reasonable attorney's fee, costs and expenses.

           14. GOVERNING LAW. This Agreement and any dispute, disagreement, or issue of construction or interpretation arising hereunder whether relating to its execution, its validity, the obligations provided therein or performance shall be governed or interpreted according to the internal laws of the State of Florida without regard to choice of law considerations.

           15. ENTIRE AGREEMENT. This Agreement constitutes the entire Agreement between the parties and supersedes all prior oral and written agreements between the parties hereto with respect to the subject matter hereof. Neither this Agreement nor any provision hereof may be changed, waived, discharged or terminated orally, except by a statement in writing signed by the party or parties against which enforcement or the change, waiver discharge or termination is sought.

          16. SECTION AND PARAGRAPH HEADINGS. The section and paragraph headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.



           IN WITNESS WHEREOF, the Company and the Executive have executed this Agreement as of the date and year first above written.



                           U.S. DIAGNOSTIC LABS. INC.


                          By: /s/ Jeffrey A. Goffman
                              ------------------------------
                              Jeffrey A. Goffman, Chairman


                                                     /s/ Michael D. Karsch
                                                     --------------------------
                                                     Michael D. Karsch